Exhibit 2.1
AMENDMENT TO
ASSET PURCHASE AGREEMENT
This Amendment to Asset Purchase Agreement (“Amendment”) is made on June 28, 2006 and amends that certain Asset Purchase Agreement by and between MTI Technology Corporation, a Delaware corporation (“Purchaser”), and Collective Technologies, LLC, a Delaware limited liability company (“Seller”), dated June 6, 2006 (“Agreement”).
1. Section 2.2(e) of the Agreement is hereby amended and restated in its entirety as follows:
“(e) The Purchase Price shall be increased by an amount equal to the Dollar value set forth next to the name of any person or persons on Schedule 8.3(b) (i) who has exercised any option to acquire equity securities of Seller on or after the date of this Agreement, (ii) from whom Seller repurchases any options to acquire equity securities of Seller on or after the date of this Agreement (and whom has agreed to a written release of his or her right to receive restricted stock and options under Section 8.3(b)), or (iii) as to whom Purchaser shall have not received the Qualifications as of the Exercise Date, and will in case of any of (i), (ii) or (iii), therefore, not receive any grant of restricted stock or options under Section 8.3(b). Such amount shall be calculated on and as of the Exercise Date (as defined below) and set off against any Net Asset Adjustment and paid concurrent with the payment thereof as set forth in Section 2.2(d) above.”
2. Section 8.3(b) of the Agreement is hereby amended and restated in its entirety as follows:
“Purchaser shall issue shares of its restricted stock and options to purchase common stock at fair market value on the date of grant to the persons and in the amounts listed on Schedule 8.3(b) as soon as reasonably practicable following the date one hundred and twenty (120) days after Closing (“Exercise Date”), subject to Purchaser first obtaining any necessary federal and state securities law qualifications, permits and registrations in connection therewith (“Qualifications”); provided that as to any such person the person shall not have exercised any option to acquire equity securities of Seller on or after the date hereof and Seller shall not have repurchased from such person any options to acquire equity securities of Seller on or after the date hereof. In the event (i) any person on Schedule 8.3(b) exercises any such option, or (ii) Seller repurchases from any person on Schedule 8.3(b) any such options, or (iii) Purchaser shall have not received the Qualifications as of the Exercise Date with respect to any person on Schedule 8.3(b), the Purchase Price shall be adjusted as set forth in Section 2.2(e) and each such person shall receive no restricted stock or options pursuant to this Section 8.3(b). Purchaser shall, at its sole expense, use commercially reasonable efforts to obtain any necessary federal and state securities law qualifications, permits and registrations in connection with such issuances. Purchaser shall further, at its sole expense, use commercially reasonable efforts to register the shares of restricted stock and options it issues pursuant to this Section 8.3(b) with the Securities and Exchange Commission on Form S-8. All of the shares subject to each respective grant of restricted stock made pursuant to this

Section 8.3(b) shall vest six (6) months after the Closing Date; provided, however, that if Purchaser shall terminate the employment of any such grantee without cause prior to the date that is six (6) months after the Closing Date, then such grantee’s grant of restricted stock pursuant to this Section 8.3(b) shall vest in full on the date of such grantee’s termination of employment. The remaining terms and conditions of each such grant of restricted stock and option shall be as set forth in Purchaser’s standard form of Restricted Stock Award Agreement and Stock Option Award Agreement, provided that vesting under each such option grant shall commence vesting on the Closing Date.”
3. Schedule 8.3 of the Agreement is hereby amended and restated in its entirety by Exhibit A to this Amendment.
4. The parties acknowledge that the options and stock to be issued pursuant to Section 3(d) of the Employment Agreements attached to the Agreement as Exhibit 3.2(f) shall be granted following closing in accordance with such Employment Agreements only upon receipt of all applicable federal and state securities approvals and that such options shall be at the fair market value on the date of such grant.
5. The parties agree that continuation of existing health benefits and insurance with respect to Transferred Employees for the month of July will be provided under Seller’s health insurance plan. Purchaser shall pay the cost of such health benefits and insurance for the month of July directly to the applicable provider or shall reimburse Seller for such costs (provided that Seller shall provide documentation of payment).
6. The parties agree that, nothwithstanding anything to the contrary contained in Section 7.1(c) of the Agreement, Seller shall not be required, as a condition to the Closing or otherwise, to deliver the Acknowledgments of License. Seller agrees, and if Seller is liquidated and dissolved, Pencom Systems, Incorporated (“Pencom”) agrees, in either case at the written request and direction of Purchaser and at the sole cost and expense of Purchaser, to take all reasonable and lawful actions necessary to enforce the agreements, duties, liabilities and obligations of Accenture LLP (“Accenture”) under the License Agreement dated July 16, 2004 by and between Seller and Accenture (the “Accenture Agreement”) and of Morgan Stanley & Co. Inc. (“Morgan Stanley”) under the License and Termination Agreement dated June 21, 2004 by and between Seller and Morgan Stanley (the “Morgan Stanley Agreement”, and together with the Accenture Agreement, the “License Agreements”), other than the right to receive payments under the License Agreements and the right to indemnification of indemnifiable losses incurred by Seller under the License Agreements (the “Excluded Obligations”). Purchaser shall indemnify, defend and hold Seller and Pencom harmless from and against any and all liabilities, costs, damages and expenses incurred by them as the result of taking any actions requested or directed by Purchaser pursuant to this Section. In addition, Seller and Pencom shall direct that any damages or other amounts payable by Accenture or Morgan Stanley as the result of the enforcement of their respective agreements, duties, liabilities and obligations under the License Agreements other than the Excluded Obligations be paid directly to Purchaser. Seller agrees that Seller shall not amend, extend, renew or make any other modification to the License Agreements without the prior written agreement of Purchaser, which shall not be unreasonably withheld; provided, however, that Seller may assign the License Agreements to Pencom and/or its shareholders without Purchaser’s prior written consent provided that Pencom and/or its shareholders shall agree to be bound by this section.
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     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by their respective officers thereunto duly authorized all as of the date first written above.

“Purchaser”
MTI Technology Corporation
By:	/s/ Scott Poteracki
Name:	Scott Poteracki
Title:	Chief Financial Officer and Secretary

“Seller”
Collective Technologies, LLC
By:	/s/ Edward C. Ateyeh, Jr.
Name:	Edward C. Ateyeh, Jr.
Title:	President.

Solely for purposes of Article 2 and Section 6 of this Amendment
Pencom Systems, Incorporated
By:	/s/ Edward C. Ateyeh, Jr.
Name:	Edward C. Ateyeh, Jr.
Title:	Executive VP

[Signature Page to Amendment to Asset Purchase Agreement]

EXHIBIT A
Schedule 8.3